Exhibit 8.1

List of Subsidiaries as at December 31, 2022

Name of Subsidiary	Place of Incorporation

Top Tanker Management Inc.	Marshall Islands

Monte Carlo LAX Shipping Company Limited	Marshall Islands

PCH Dreaming Inc.	Marshall Islands

Santa Catalina Inc.	Marshall Islands

Santa Monica Marine Inc.	Marshall Islands

Roman Empire Inc.	Marshall Islands

Athenian Empire Inc.	Marshall Islands

Julius Caesar Inc.	Marshall Islands

Legio X Inc.	Marshall Islands

Eco Oceano Ca Inc.	Marshall Islands

California 19 Inc.	Marshall Islands

California 20 Inc.	Marshall Islands